UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Engage, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
12/28/2015

Physical address of issuer
3625 Woodland Park Ave N, Suite 424, Seattle, WA 98103

Website of issuer
https://www.engage.co

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed II Preferred Stock

Target number of Securities to be offered
9,564

Price (or method for determining price)
$2.6138

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
April 19, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$2,463	$2,283
Cash & Cash Equivalents	$160	$95
Accounts Receivable	$1,803	$1,838
Short-term Debt	$41,274	$41,402
Long-term Debt	$0	$0
Revenues/Sales	$38,619	$40,151
Cost of Goods Sold	$20,610	$17,374
Taxes Paid	$0	$0
Net Income	-$541,417	-$556,301

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
February 12, 2019

Engage, Inc.



Up to $1,000,000 of Preferred Stock

Engage, Inc. dba SalesFolks ("Engage", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Series Seed II Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 19, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by April 19, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by April 12, 2019 will be permitted to increase their subscription amount at any time on or before April 19, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after April 12, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to April 19, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place

undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.engage.co/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/salesfolks

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Engage, Inc. is a Delaware C-Corporation, formed on 12/28/2015. The Company is currently also conducting business under the name of SalesFolks.

The Company is located at 3625 Woodland Park Ave N, Suite 424, Seattle, WA 98103.

The Company's website is https://www.engage.co.

The Company previously operated as a Washington Limited Liability Company under the name Engage Co LLC. Engage Co LLC was formed on 1/12/15·· and reincorporated in Delaware as a C-Corporation on 12/28/2015.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/engage and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,000,000
Purchase price per Security	$2.6138
Minimum investment amount per investor	$1,000
Offering deadline	April 19, 2019
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 9, 13, 15, and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The sales enablement market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business model is likely to be capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company forecasts project aggressive growth. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for Engage, Inc. to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the competitive sales software space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company may not be successful in obtaining issued patents. The Company's success depends significantly on their ability to obtain, maintain and protect their proprietary rights to the technologies used in their services. The Company currently has one open filed patent application. Filing a provisional patent application only indicates that they are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. The Company is not currently protected from their competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company is targeting a new and unproven segment within the sales software and sales enablement markets, which introduces unknowns, such as potential downward impacts to expected attach rates, retention rates, and customer adoption. The Company may struggle to increase their unit sales if competition is vying for the same customer and/or able to provide a similar or better service at a similar or better price. The Company may also not have accurately forecast demand for its product in this market segment. Engage, Inc.'s success is dependent on consumer and commercial adoption of the Salesfolks technology. There is not yet an established, quantifiable market for real-time/live sales adoption. This market may be further limited by chatbots and other automated vs. human sales interaction options.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Governmental regulation and associated legal uncertainties of their customers may adversely affect the Company's business. Many of the customers that the Company serves are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The Company does not have an employment contract in place with key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if they were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company has outstanding related party liabilities. At December 31, 2018 and 2017, the Company owed $39,532 to stockholders of the Company for consulting services provided to the Company.

Risks Related to the Securities

The Series Seed II Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed II Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed II Preferred Stock. Because the Series Seed II Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed II Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed II Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed II Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 55.57%% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investment management agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed II Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-

Major Purchasers holding a majority of the principal amount outstanding of the Series Seed II Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
The problem with sales in the digital era:

If you're looking to buy simple (commoditized) products like books and shampoo on the Internet, it's easy to do, right? A quick stop at Amazon.com. However, for complex things like mortgages, luxury travel, or even buying an industrial air compressor for your construction business, it helps to have access to a salesperson. It's time to solve the problem of selling non-commoditized (considered value) goods and services on the Internet.

1 in 9 workers in the U.S. are in sales (15 million); it's the second largest occupational category. So it's all the more confounding--why is it so difficult to find real and friendly salespeople on the Internet?

That's why we are building SalesFolks.com.

SalesFolks is a marketplace where customers can instantly find consultative sales help from live, vetted, and personable salespeople who have expert knowledge and a yearning to help you save time and money while making sure you find what's right for you.

SalesFolks are trained to help you every step of the way at a concierge level. SalesFolks is based on the modern practice of "collaborative selling" (not the old, outdated form of aggressive, in-your-face sales). SalesFolks are here to give you their time, attention and expertise… to ensure you make the best purchase decision possible. Sales used to be about the scarcity of information. That asymmetry is gone, customers today are smarter than ever. Today, being in sales is all about offering customers time and expertise. But, on the Internet, the sales force is hidden and painfully latent. Today's impatient and time-starved buyers want instant help.

Business Plan
Our product has undergone an interesting evolution. One of our early clients was the Cleveland Browns NFL football team. Although they had used legacy chat technology, they wanted to connect their named salespeople with

customers on the internet. During that first season, we helped enable more than 15,000 conversations between the Browns sales staff and their customers (fans).

We incrementally developed our platform by powering text, audio, and video chat technology designed specifically for sales scenarios. Our careful observation and evolution resulted in us providing a way for customers to get back to the same salesperson an hour, day, or a week later. Prior to our innovation, chat technology used by companies did not offer an easy way for the customer to immediately get back to the same person they chatted with previously. Our adaptation of the chat model has provided us insight into a broader opportunity to enable synchronous selling.

Over a two-year period, we continued to add customers and hone our craft with a precision focus on how to assist customers and salespeople to better connect on the web. In the second half of 2017, we worked on a pilot project with Microsoft that helped us truly understand just how much salespeople need to get to digital customers faster and talk to the customer at the earliest point possible: the moment a customer expresses buying intent.

We filed a patent application that addresses the novel and proprietary nature in which we are approaching this problem/solution matrix. We believe that when people search for some types of products and services, what they really want is a relevant salesperson to help them make sure they make the best buying decision possible. And so, that's how we're building our solution. We are all about empowering a concierge level of sales interaction.

We started building a destination website, a true marketplace, for live salespeople. We became determined to build a platform for the sales process to make it easy for customers to instantly find a live salesperson. It is our goal to provide the best place on the internet for customers to turn to when they have a complex buying scenario and feel like a qualified salesperson might be able to help.

The marketplace features a taxonomy of over 650 different product/service categories, a search engine, profiles and rating system so customers feel like they can digitally "get to know" a salesperson before reaching out, and a system for conducting real-time sales meetings via text, audio/video, and screen sharing.

We serve both B2C and B2B customers. If the individual or company has salespeople in it, we want them to use Salesfolks. In order to keep our barrier to entry as low as possible, salespeople can join for free. If they would like to be positioned higher, they can buy advertising for premium placement. And, if they would like to use our entire tool set, we have a premium upgrade to PRO available for a nominal monthly cost.

The Company's Products and/or Services

Product / Service	Description	Current Market
Salesfolks (salesfolks.com)	a marketplace for finding live salespeople based on search, and the ability to talk to salesperson	sales enablement
Engage Chat	chat software used by inside sales teams to talk with digital customers in real-time	chat software

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
We serve organizations who sell considered value and complex goods and services and who are desirous to help customers connect with their salespeople. Current customers include The PGA Tour, Virtuoso, and the Cleveland Browns, to name a few.

Intellectual Property
The Company is dependent on the following intellectual property:

Patents and Provisional Patent Applications
The Company has filed provisional patent applications for "System and method for synchronous peer-to-peer communication based on relevance". The filing of a provisional patent application in no way guarantees that the patent will be issued. The Company has not yet secured any issued patents, and the securing of an issued patent is in no way guaranteed by the filing of a provisional patent application.

Application or Registration #	Title	File Date	Country/Organization
US20180300787A1	System and method for synchronous peer-to-peer communication based on relevance	April 18th, 2017	US

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $ 11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.50% of the proceeds, or $85,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Technology Development	48%	48%	48%
General Expenses	26%	26%	26%
Tech Licensing	7%	7%	7%
Marketing	8%	8%	8%
Asset Acquisitions	11%	11%	11%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Lief Larson	CEO (2016 - Present)	CEO, Engage (2016 - Present) [Visionary & Executive Leadership]
Chirag Pancholi	COO (2016 - Present)	COO, Engage (2016 - Present) [Operational Management]

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 4 employees in Washington.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Shares	1,611,954	YES	N/A	84.27%	N/A
Preferred Shares	139,971	YES	N/A	7.32%	1x preferred

The Company has the following debt outstanding:

_____

Ownership

A majority of the Company is owned by entity. That entity is Pertinacious Holdings LLC.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Pertinacious Holdings LLC (Wholly Owned By Lief Larson)	Common Stock	55.57%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Engage, Inc. ("the Company") is a Delaware C-corporation organized on December 28, 2015, and headquartered in Seattle, Washington. The Company was formed to transform the web-based sales and service experience. The Company allows online sellers to connect directly to online customers through the use of the Company's exclusive platform.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $1,283 in cash on hand as of 2/11/19 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed	4/13/16	Regulation D, 506(b)	Preferred Shares	139,971	software development, operating overhead

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed II Preferred Stock Investment Agreement and the investment management agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed II Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed II Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights and Other Rights and Preferences
Series Seed	NO	YES	1x participation preference	N/A

Series Seed II Preferred Stock

Dividend Rights
Holders of Series Seed II Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has

never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 25% of the original number of Series Seed II Preferred Stock is outstanding, holders of Series Seed II Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed II Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed II Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed II Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed II Preferred Stock.

The Series Seed II Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company[, as described in the certificate of incorporation].

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed II Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed II Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights

The Series Seed II Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed II Preferred Stock Investment Agreement

Under the Series Seed II Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed II Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed II Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed II Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed II Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed II Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed II Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the

1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed II Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

At December 31, 2018 and 2017, the Company owes $39,532 to stockholders of the Company for consulting services provided to the Company.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed II Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Lief Larson
_____
(Signature)

Lief Larson
_____
(Name)

CEO, principal executive officer, principal financial officer, controller or principal accounting officer, and majority of the board of directors or persons performing similar functions.
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Lief Larson
_____
(Signature)

Lief Larson
_____
(Name)

CEO, principal executive officer, principal financial officer, controller or principal accounting officer, and majority of the board of directors or persons performing similar functions.
_____
(Title)

February 12, 2018
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

ENGAGE, INC.

(A Delaware Corporation)

Financial Statements (Unaudited) and

Independent Accountants' Review Report

December 31, 2018 and 2017

ENGAGE, INC.

For the Years Ended December 31, 2018 and 2017

TABLE OF CONTENTS



F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management of
Engage, Inc.
Seattle, WA

We have reviewed the accompanying financial statements of Engage, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As disclosed in Note 2 of the financial statements, the Company has recognized losses from inception and has insufficient operating cash inflows to fund operations. As a result, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

February 8, 2019

Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

ENGAGE, INC.
BALANCE SHEETS
At December 31, 2018 and 2017
(unaudited)

ASSETS		2018		2017
Current assets:				
Cash	$	160	$	95
Accounts receivable		1,803		1,838
Other assets		500		350
Total current assets		2,463		2,283
Software, net		496,581		1,038,306
Total assets	$	499,044	$	1,040,589
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	41,274	$	41,402
Total current liabilities		41,274		41,402
Total liabilities		41,274		41,402
Commitments and contingencies		-		-
Stockholders' equity				
Preferred stock		15		15
Common stock		161		161
Additional paid-in capital		1,845,805		1,845,805
Accumulated deficit		(1,388,211)		(846,794)
Total stockholders' equity		457,770		999,187
Total liabilities and stockholders' equity	$	499,044	$	1,040,589

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

ENGAGE, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2018 and 2017

(unaudited)

		2018		**2017**
Revenue, net	$	38,619	$	40,151
Cost of sales		20,610		17,374
Gross profit		18,009		22,777
Expenses:				
Amortization		541,725		541,725
General and administrative		11,542		13,236
Internet and technology		6,081		15,523
Advertising		78		1,655
Professional fees		-		4,303
Rent and utilities		-		2,636
Total operating expenses		559,426		579,078
Net loss from operations		(541,417)		(556,301)
Provision for income taxes		-		-
Net loss	$	(541,417)	$	(556,301)

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

ENGAGE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2018 and 2017

(unaudited)

| | Preferred Stock | | Common Stock | | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount		Paid-in Capital	Deficit	Equity
Balance on December 31, 2016	159,957	$ 15	1,611,954	$ 161	$	1,845,805	$ (290,493)	$ 1,555,488
Net loss							(556,301)	(556,301)
Balance on December 31, 2017	159,957	15	1,611,954	161		1,845,805	(846,794)	999,187
Net loss							(541,417)	(541,417)
Balance on December 31, 2018	159,957	$ 15	1,611,954	$ 161	$	1,845,805	$ (1,388,211)	$ 457,770

4

See independent accountants' review report

The accompanying notes are an integral part of these financial statements

ENGAGE, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2018 and 2017

(unaudited)

		2018		2017
Cash flows from operating activities:				
Net loss	$	(541,417)	$	(556,301)
Adjustments to reconcile net loss to net cash used				
by operating activities:				
Amortization		541,725		541,725
Change in assets and liabilities				
Accounts receivable		35		(1,038)
Other assets		(150)		150
Accounts payable and accured liabilities		(128)		11,957
Net cash provided (used) by operating activities		65		(3,507)
Net increase (decrease) in cash		65		(3,507)
Cash at beginning of period		95		3,602
Cash at end of period	$	160	$	95
Supplemental cash flow information:				
Cash paid during the period for:				
Interest	$	-	$	-
Taxes	$	-	$	-

ENGAGE, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the Years Ended December 31, 2018 and 2017
(unaudited)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Engage, Inc. ("the Company") is a Delaware C-corporation organized on December 28, 2015, and headquartered in Seattle, Washington. The Company was formed to transform the web-based sales and service experience. The Company allows online sellers to connect directly to online customers through the use of the Company's exclusive platform.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Advertising Costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $78 and $1,655 in advertising costs, respectively.

Revenue Recognition

The Company recognizes revenue for providing customers access to its platform only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that at times, may be in excess of federally insured limits. No losses have been recognized as a result of these excess amounts.

Software

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software.* Research and development costs prior to attaining 'technical feasibility' are expensed as incurred. Further development costs incurred thereafter, and up to date of release to the public, are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company reviews the recoverability of all intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of the asset might not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Income Taxes

The Company asses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years from the due date of the return.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

As of December 31, 2018, the Company has accumulated net losses of $1,388,494 for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential deferred tax asset.

In December 2017, the Tax Cuts and Jobs Act ("TCJA") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through February 8, 2019, the date these financial statements were available to be issued.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has an accumulated deficit from inception of approximately $1,388,366, insufficient operating cash inflows to fund operations, and relies primarily on third-party financing. These factors raise substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The Company's ability to continue as a going concern is dependent on management's plans to commence profitable sales, its ability to obtain additional financing from its shareholders or other sources, as may be required, and its ability to generate positive operation cash flows. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – STOCKHOLDERS' EQUITY

At December 31, 2018, the Company has authorized 600,000 and 4,000,000 of $.0001 par value preferred shares and common shares, respectively. The preferred shares carry the same voting rights as common shares, and have priority to receive distributions in the event of liquidation of the Company. The preferred shares are convertible into common shares on a one-for-one basis at the will of the holders of the shares.

At both December 31, 2018 and 2017, the Company had 159,957 preferred shares and 1,611,954 common shares issued and outstanding.

At December 31, 2018 and 2017, the Company has 11,665 stock options issued and outstanding. The options are convertible into an equal number of common shares. The options have an exercise price of $0.01 and vest monthly over four-year vesting period. As of December 31, 2018 and 2017, total vested options outstanding total 6,804 3,888, respectively.

NOTE 4 – SOFTWARE

Software consists of the following at December 31:

	2018	2017
Software	$ 1,625,175	$ 1,625,175
Accumulated amortization	(1,128,594)	(586,869)
Total software, net	$ 496,581	$ 1,038,306

As of both December 31, 2018 and 2017, the Company recorded amortization expense of $541,725.

NOTE 5 – RELATED PARTY PAYABLES

At December 31, 2018 and 2017, the Company owes $39,532 to stockholders of the Company for consulting services provided to the Company.

EXHIBIT C
PDF of SI Website



Invest in Salesfolks

Service platform enabling expert sales help, instantly.

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$1,000	**$5,000,000**	**Preferred Equity**
Minimum	Pre-Money valuation	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Salesfolks is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to None% of the value of the securities sold and equity compensation equal to None% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Salesfolks without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

› Over 1,000 clients on the platform including the Cleveland Browns, Norton Healthcare, the PGA Tour, Federal Savings Bank, Mutual of Omaha Mortgage, and Virtuoso

› Notable investors/advisors include Gary Flake (former CTO at Salesforce), Gary Rubens (founder of ATG Stores, acquired by Lowes), Brian Cohen (former CMO at Farmer's Insurance), and Ringleader Ventures

› Powered over 500,000 sales interactions for clients while maintaining 99.8%+ uptime

› Patent filed for proprietary way technology helps match customers with salespeople

Fundraise Highlights

› Total Round Size: US $1,000,000

› Raise Description: Seed

› Minimum Investment: US $1,000 per investor

› Security Type: Preferred Equity

› Pre-Money Valuation: US $5,000,000

› Target Minimum Raise Amount: US $500,000

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› Offering Type: Side by Side Offering

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The vision of Salesfolks is to revolutionize the way customers and salespeople connect. Salesfolks is a digital marketplace that curates live salespeople who are available on-demand to help you make smarter purchase decisions.

The problem with sales in the digital era:

If you're looking to buy simple (commoditized) products like books and shampoo on the Internet, it's easy to do, right? A quick stop at Amazon.com. However, for complex things like mortgages, luxury travel, or even buying an industrial air compressor for your construction business, it helps to have access to a salesperson. It's time to solve the problem of selling non-commoditized (complex, high value) goods and services on the Internet.

1 in 9 workers in the U.S. are in sales (15 million); it's the second largest occupational category. So it's all the more confounding--why is it so difficult to find real and friendly salespeople on the Internet?

That's why we are building Salesfolks.com.

Salesfolks is a marketplace where customers can instantly find consultative sales help from live, vetted, and personable salespeople who have expert knowledge and a yearning to help you save time and money while making sure you find what's right for you.

Salesfolks are trained to help you every step of the way at a concierge level. Salesfolks is based on the modern practice of "collaborative selling" (not the old, outdated form of aggressive, in-your-face sales). Salesfolks are here to give you their time, attention and expertise... to ensure you make the best purchase decision possible. Sales used to be about the scarcity of information. That asymmetry is gone, customers today are smarter than ever. Today, being in sales is all about offering customers time and expertise. But, on the Internet, the sales force is hidden and painfully latent. Today's impatient and time-starved buyers want and expect instant help.

Pitch Deck


salesfolks™
Expert sales help, instantly.
PROPRIETARY AND CONFIDENTIAL © 2019 Engage, Inc. Proprietary and confidential. Engage™ and Salesfolks™ are trademarks of Engage, Inc. U.S. Patent Pending.
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Product & Service

Our product has undergone an interesting evolution. One of our early clients was the Cleveland Browns NFL football team. Although they had used legacy chat technology, they wanted to connect their named salespeople with customers on the internet. During that first season, we helped enable more than 15,000 conversations between the Browns sales staff and their customers (fans).

We incrementally developed our platform by powering text, audio, and video chat technology designed specifically for sales scenarios. Our careful observation and evolution resulted in us providing a way for customers to get back to the same salesperson an hour, day, or a week later. Prior to our innovation, chat technology used by companies did not offer an easy way for the customer to immediately get back to the same person they chatted with previously. Our adaptation of the chat model has provided us insight into a broader opportunity to enable synchronous selling.

Over a two-year period, we continued to add customers and hone our craft with a precision focus on how to assist customers and salespeople to better connect on the web. In the second half of 2017, we worked on a pilot project with Microsoft that helped us truly understand just how much salespeople need to get to digital customers faster and talk to the customer at the earliest point possible: the moment a customer expresses buying intent.

We filed a patent application that addresses the novel and proprietary nature in which we are approaching this problem/solution matrix. We believe that when people search for some types of products and services, what they really want is a relevant salesperson to help them make sure they make the best buying decision possible. And so, that's how we're building our solution. We are all about empowering a concierge level of sales interaction.

We started building a destination website, a true marketplace, for live salespeople. We became determined to build a platform for the sales process to make it easy for customers to instantly find a live salesperson. It is our goal to provide the best place on the internet for customers to turn to when they have a complex buying scenario and feel like a qualified salesperson might be able to help.

The marketplace features a taxonomy of over 650 different product/service categories, a search engine, profiles and rating system so customers feel like they can digitally "get to know" a salesperson before reaching out, and a system for conducting real-time sales meetings via text, audio/video, and screen sharing.

We serve both B2C and B2B customers. If the company has salespeople, we want them to use Salesfolks. In order to keep our barrier to entry as low as possible, salespeople can join for free. If they would like to be positioned higher, they can buy advertising for premium placement. And, if they would like to use our entire tool set, we have a premium upgrade to "PRO" available for a monthly subscription.

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Seattle.
Seattle is home to an incredible roster of companies and talent, including: Amazon, Microsoft, Expedia, Starbucks, and more.

Team Story

Our team has previously worked together at prior start-ups and we're all passionate about helping improve the way companies sell on the Internet. As technologists and entrepreneurs we are driven to find new and novel ways to leverage technology to solve large and complex problems. We share a big and bold vision for enabling customers to get direct, unfettered access to salespeople. We believe strongly that people still buy from people they know and trust and that we're capable of building the plumbing to better facilitate these types of transactional relationships. As a result, we feel we have the opportunity to transform commerce in a meaningful way.

Founders and Officers



Lief Larson
FOUNDER & CEO

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Visionary and Executive Leadership

Chirag Pancholi
FOUNDER & COO



Operational Management

Danny Patterson
FOUNDER & CTO



Technology thought leadership.

Wade Wendorf
FOUNDER & SENIOR ENGINEER



Architect of Key Infrastructure

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Q&A with the Founder

Q: Please detail your market opportunity.

Salesfolks:

We believe there are approximately 40 million salespeople globally who lack a solid digital platform for communicating synchronously with today's digital customer. We also believe that the Internet desperately needs more salespeople to rep complex and/or high-value products, as well as thousands of types of products and services that have not yet successfully migrated from the offline to the online world.

Q: Please describe your typical customer/user profile.

Salesfolks:

1. The consumer/prospect/buyer (both B2C and B2B). Salesfolks is a FREE offering to consumers and/or commercial buyers.
2. The companies looking to sell more, faster. We have an advertising offering that enables them to position their salesfolks higher in search results.

Q: Please detail your competitive advantages.

Salesfolks:

Far and above all other advantages is our unique insight into how customers like to interact with named salespeople. We have spent a couple of years of our lives testing a better way to facilitate relationships between customers and salespeople. Based on our unique insights we have evolved the solution and filed a patent on it. We intend to leverage our early-mover advantage for both the marketplace and the model for on-demand Salesfolks.

Q: Please outline your customer acquisition strategy.

Salesfolks:

Our acquisition strategy is primarily focused on digital, performance-based marketing. We focus on SEM (search engine marketing) for specific keywords that customers target, then drive those consumer leads to our marketplace. We also intend to run display ads across major business news and resource digital properties to raise awareness with salespeople and companies. We plan to harness our experience in search engine optimization to develop long-tail SEO to drive net-new inbound traffic. Outside of this, we plan to hire a PR shop to help us gain visibility with trade pubs and select influencers. Lastly, we are actively seeking partnerships with sales consulting organizations.

Q: Please detail your average sales cycle.

Salesfolks:

We offer a premium upgrade subscription to a "PRO" account which we anticipate a ratio of our audience will select very early in their use of the platform, while others may take months to convert after they have first received enough value to justify an additional monthly expense. Our other income method, selling paid placement / advertising slots is based on scarcity since only a limited number of top-level ad spots are available. For those who want to increase their visibility in search results, they can deposit advertising dollars, get higher placement, and pay for performance from their improved position.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000
Maximum Raise Amount:	US $1,000,000

Key Terms

Security Type:	Preferred Equity
Pre-money valuation:	US $5,000,000
Option pool:	10.0%
Liquidation preference:	1.0x

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While Engage has set an overall target minimum of US $500,000 for the round, Engage must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Engage's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

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- General Expenses
- Asset Acquisitions
- Tech Licensing
- Marketing
- Technology Development

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Investor Perks

$10,000: Receive one Salesfolks PRO account for a year. Early Investor Reward: receive two all-access, VIP passes to our annual event when you invest by March 8, 2019.

$25,000: Receive one Salesfolks PRO account for a year, a voucher for 30% off all products and services (valid for one year), plus receive two all-access, VIP passes to our annual event. Early Investor Reward: receive an additional three all-access passes to our annual event when you invest by March 8, 2019.

$50,000+: Receive a Salesfolks PRO account for your entire company for one year, a 30% off voucher on all products and services (valid for one year), plus five VIP passes to our annual event. Early Investor Reward: receive two seats to the founders dinner at our annual event where you'll wine and dine with sales thought leaders when you invest by March 8, 2019.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Salesfolks's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $500,000
Security Type	Preferred Equity
Pre-money Valuation	US $4,500,000

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Worldwide sales engagement platform market to grow from 2017-2023 in USD
Source: Aragon Research

Increasingly, pre-purchase due diligence occurs on the Internet.

The global market for B2C e-commerce will surpass $4 trillion by 2020 and the global market for B2B e-commerce is expected to surpass $6 Trillion by 2020.

In many expensive or complex buying scenarios of B2C consumer goods, salespeople are still involved in the sales process. In addition, in many B2B buying scenarios, it remains common for the involvement of salespeople.

While the addressable market for sales is in the trillions, our obtainable market is focused on a change in the way that companies interact with digital leads.

The lead-gen industry is a multi-billion dollar industry impacting hundreds of thousands of business and millions of salespeople. Nearly 80% of marketing leads never convert into sales. The main reason cited is a lack of nurturing the lead.

The poor conversion performance of the lead industry is simple: inside salespeople have a hard time being available at the moment of buying intent and, moreover, maintaining that one-to-one relationship with the customer through closing the sale.

We are also a participant in the "Sales Enablement" sector, which is approaching $2 billion today and expected to surpass $5 billion by 2023.

Here's a select list of immediate and adjacent competitors. We are unaware of any of these companies focusing exclusively on curating effective presentment of salespeople at the moment of buyer expression of purchasing intent and offering consumers a choice in salesperson selection: Amazon, Salesforce, LivePerson, Intercom, Slack, Clearslide, LinkedIn.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The sales enablement market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business model is likely to be capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company forecasts project aggressive growth. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for Engage, Inc. to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the competitive sales software space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company may not be successful in obtaining issued patents. The Company's success depends significantly on their ability to obtain, maintain and protect their proprietary rights to the technologies used in their services. The Company currently has one open filed patent application. Filing a provisional patent application only indicates that they are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. The Company is not currently protected from their competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company is targeting a new and unproven segment within the sales software and sales enablement markets, which introduces unknowns, such as potential downward impacts to expected attach rates, retention rates, and customer adoption. The Company may struggle to increase their unit sales if competition is vying for the same customer and/or able to provide a similar or better service at a similar or better price. The Company may also not have accurately forecast demand for its product in this market segment. Engage, Inc.'s success is dependent on consumer and commercial adoption of the Salesfolks technology. There is not yet an established, quantifiable market for real-time/live sales adoption. This market may be further limited by chatbots and other automated vs. human sales interaction options.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Governmental regulation and associated legal uncertainties of their customers may adversely affect the Company's business. Many of the customers that the Company serves are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The Company does not have an employment contract in place with key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if they were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Data Room
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Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company has outstanding related party liabilities. At December 31, 2018 and 2017, the Company owed $39,532 to stockholders of the Company for consulting services provided to the Company.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME
Pitch Deck and Overview (2 files)
Product or Service (6 files)
Financials (2 files)
Fundraising Round (1 file)
Investor Agreements (1 file)
Miscellaneous (4 files)

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Frequently Asked Questions

PROFILE MENU

About Side by Side Offerings

Highlights

Overview

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

Product & Service

The Team

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Q&A with Founder

Term Sheet

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

Investor Perks

Prior Rounds

Market Landscape

Making an Investment in Salesfolks

Data Room

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Salesfolks. Once Salesfolks accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Salesfolks in exchange for your securities. At that point, you will be a proud owner in Salesfolks.

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FAQs

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

Seedinvest

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or passport

5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Salesfolks has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Salesfolks does not plan to list these securities on a national exchange or another secondary market. At some point Salesfolks may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Salesfolks either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Salesfolks's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Salesfolks's Form C. The Form C includes important details about Salesfolks's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck





Expert sales help, instantly.

This presentation contains offering materials prepared solely by Engage, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

SALESPEOPLE ARE TOO HARD TO FIND



WE SOLVE THIS PROBLEM BY MAKING SALESPEOPLE IMMEDIATELY ACCESSIBLE



https://salesfolks.com
salesfolks
Industrial Equipment > Heating & Air Conditioning > Industrial HVAC Systems
Industrial HVAC Systems
BARRO™ SINCE 1955
Barro Industries, Inc.
Recognized as a leader in the HVAC industry, Barro Industries combines quality products and outstanding service with innovation and technical advances to deliver best-in-class solutions to our manufacturing clients.
ONLINE. CHAT NOW!
Toby Jameson
HVAC Sales Engineer
47 Reviews
Toby has been an HVAC Sales Engineer for over 15 years and has helped clients find the perfect heating and cooling solutions for demanding manufacturing environments.

INSTANT, EXPERT BUYING ADVICE.


https://salesfolks.com
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THE GOOD BAKERY
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9:18:07 AM
Hi, I have questions about your products.
Sarah Johnson 9:18:51 AM
Not a problem. I can help with that. I've been helping customers to make buying decisions since I started here 7 years ago. I pride myself on my knowledge and experience with our entire product line.
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SALESPEOPLE INSTANTLY DISCOVERABLE & AVAILABLE


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AGRICULTURE FOREST NATURAL RESOURCES
ARTS & ENTERTAINMENT
AUTOMOTIVE
CONSTRUCTION

EXAMPLE CUSTOMERS USING OUR TECH







SIZE OF MARKET



40 million Salespeople*

*Estimated

HOW WE MAKE MONEY

1. ADVERTISING

AD

Michael Drobnick
Inside Sales Manager
Ponte Vedra, FL

The PGA Tour

I represent hospitality, sponsorship and pro-am inventory for select PGA TOUR tournaments.

VIEW PROFILE | CHAT NOW!

Bria McLaurin
Account Executive
Syracuse, NY

Syracuse University

CUSE.COM

I love the passion the community has for the athletic teams here. People love SU; die-hard fans bleeding Orange

VIEW PROFILE | CHAT NOW!

2. PAID UPGRADES

BASIC
$0

- PROFILE
- DIRECT LEADS
- TEXT CHAT

PRO
$20 user/mo.

- PROFILE
- DIRECT LEADS
- **TEXT CHAT**
- **AUDIO/VIDEO**
- **PRO STATUS**

ADJACENT COMPETITION



INTERCOM | slack | LinkedIn

salesforce | LIVEPERSON | amazon

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

POSITIONING

Automation
Call-center
model

AI - Chat BOTS

Sales focused

Support focused

Immediate
Human
Interaction



This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

PATENT FILED

US 20180300787A1

(19) **United States**
(12) **Patent Application Publication** (10) **Pub. No.: US 2018/0300787 A1**
Patterson et al. (43) **Pub. Date: Oct. 18, 2018**

(54) **SYSTEM AND METHOD FOR SYNCHRONOUS PEER-TO-PEER COMMUNICATION BASED ON RELEVANCE**

(71) Applicant: **Engage, Inc.**, Seattle, WA (US)

(72) Inventors: **Danny Patterson**, Shorewood, MN (US); **Lief Larson**, Seattle, WA (US)

(21) Appl. No.: **15/490,376**

(22) Filed: **Apr. 18, 2017**

Publication Classification

(51) **Int. Cl.**

G06Q 30/06	(2006.01)
H04L 29/08	(2006.01)
H04L 12/58	(2006.01)
G06F 17/30	(2006.01)
G06Q 30/02	(2006.01)
G06Q 50/14	(2006.01)

(52) **U.S. Cl.**
CPC *G06Q 30/0625* (2013.01); *H04L 67/104* (2013.01); *H04L 67/30* (2013.01); *G06Q 50/14* (2013.01); *G06F 17/30864* (2013.01); *G06Q 30/0277* (2013.01); *H04L 51/046* (2013.01)

(57) **ABSTRACT**

A system for establishing peer-to-peer communication options based on web search relevance, comprising: a presence cache configured to store a plurality of agent profiles, wherein each of the plurality of agent profiles includes a communication socket and one or more metadata. A rules engine is configured to apply a plurality of rules to the one or more metadata associated with the plurality of agent profiles, the plurality of rules along with the metadata are pushed to the presence cache in real-time. A search module communicatively coupled to the presence cache and operable to receive at least one web search request from a user and retrieve available ones of the at least one of the plurality of agent profiles relevant to the at least one web search request based on the plurality of rules from the rules engine.



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EXHIBIT E
Video Transcript

Exhibit E – Video Transcript

Salesfolks Snapshot
https://vimeo.com/311323888/6c0a4297f0
Hi, my name is Lief Larson and I'm the founder of Salesfolks.com.

If you're looking to buy simple products like shampoo and books on the Internet, it's easy to do.

However, for complex things like home mortgages and experiential travel, it helps to have access to real experience. People who have been there. Done that.

That's why we invented SalesFolks.com.

SalesFolks is a marketplace where you, the customer, have all the control. You can instantly find personalized help from live, vetted salespeople with expert knowledge and a yearning to help you find what's right for YOU.

Nobody wants some fast-talking, pushy used car salesman. At SalesFolks you get salespeople using the modern practice of solution selling, not someone trying to sell you things you don't need. SalesFolks are here to give you their time, attention and expertise… to ensure you make the best choice with the outcome you desire.

The next time you're researching a product or service, please consider SalesFolks, your friendly sales advisor… just a click away.